EClips Energy Technologies, Inc.

3900A 31st Street N.

St. Petersburg, FL 33714

April 23, 2009

Ms. Jeanne Bennett

Staff Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 6010

Washington, DC 20549

Re:

EClips Energy Technologies, Inc.

Form 8-K for Item 4.01

Filed April 15, 2009

File No. 0-

Dear Ms. Bennett:

This letter is being submitted in response to the Securities and Exchange Commission (“SEC” or “Commission”) staff’s comment letter of April 16, 2009 (the “Letter”) directed to EClips Energy Technologies, Inc. (“EETI” or the “Company”) regarding the referenced current report on Form 8-K.  We will respond to each of the Commission staff’s comments in the order in which they appear in the Letter.

Form 8-K Filed April 15, 2009

1.

We note that you engaged your new independent registered public accounting firm, Randall N. Drake, on April 13, 2009.  We also note that the audit report from Randall N. Drake on your Form 10-K for fiscal 2008 is dated April 15, 2009.  We reference the information in paragraph (2)(b) of your Form 8-K dated April 15.  Please confirm that there were no consultations with the successor auditors prior to April 13 and have your successor auditors tell us about their audit procedures from the date of the engagement to the date of their audit report.

Response:

On April 7, 2009, we sent an email to our independent registered auditor, Ferlita, Walsh, & Gonzalez, P.A. of Tampa Florida ("FW&G") and advised FW&G to stop all outside accounting work until further notice.  The Company intended for this email to constitute a termination of the services of FW&G as the Company’s independent registered auditor.  Apparently a misunderstanding exists between the Company and FW&G regarding the date of termination as FW&G has advised the Company that it did not deem the termination to occur until April 14, 2009.

The date of April 13, 2009 identified in the Form 8-K reflects a scrivener’s error regarding the engagement of Randall N. Drake, CPA, P.A. Subsequent to the Company’s April 7, 2009 e-mail to FW&G, we solicited the services of Randall N. Drake, CPA, P.A., to serve as our independent registered auditor. We engaged Randall N. Drake CPA, P.A. of Clearwater, Florida, as our new independent registered auditor on Friday, April 10, 2009.

Prior to April 10, 2009, we did not consult with Randall N. Drake CPA, P.A. regarding any matter including (i) the application of accounting principles, (ii) the type of audit opinion that might be rendered by Randall N. Drake CPA, P.A., or (iii) any other matter that was the subject of a disagreement between us and our former auditor or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-B, respectively).

Mr. Drake has provided us with a letter that describes their audit procedures from the date of the engagement to the date of their audit report.  A copy of this letter is attached hereto as Exhibit “A”.

2.

Please expand in Paragraph (1)(b) to address the FW&G reports on Fiscal 2006 as well as fiscal 2007.  Information for the past two fiscal years is required by Item 304(a)(1)(ii) of Regulation S-K.

Response

Ms. Jeanne Bennett, Staff Accountant

Re: EClips Energy Technologies

April 23, 2009

We acknowledge the staff’s comment and intend to include all information required by Item 304(a)(1)(ii) of Regulation S-K in our amended Form 8-K.

3.

Please amend your Form 8-K to include the required letter from your former auditor as Exhibit 16.

Response

We acknowledge the staff’s comment and intend to include the required letter from our former auditor as Exhibit 16 in our amended Form 8-K.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company and its management, we thank you for the opportunity to respond to the Commission staff’s comments and we are committed to working with the Commission staff to ensure compliance with federal securities laws.  If you have any questions regarding our responses to the Commission staff’s comment letter, please do not hesitate to contact me.

Sincerely,

ECLIPS ENERGY TECHNOLOGIES, INC.

/s/:  Benjamin C. Croxton

Benjamin C. Croxton,

Chief Executive Officer

Chief Financial Officer

EXHIBIT “A”

April 21, 2009

Ms. Jeanne Bennett, Staff Accountant

US Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

In re:

EClips Energy Technologies, Inc.

April 16, 2009 Comment Letter

Dear Ms. Bennett,

The purpose of this letter is to respond to your request for our audit procedures from the date of engagement to the date of our report for EClips.  I will provide a brief chronology of events and procedures and would be pleased to provide any additional details or documents you may require.

I was contacted April 8, 2009 by the company at the referral of the company’s SEC attorney to consider the 2008 audit engagement.  On April 10, 2009 I was engaged by the company and provided access to all work papers and personnel.  Preparation of preliminary documents and a review of SEC filings was conducted prior to the April 10, 2009 meeting in anticipation of moving forward with the engagement.

General planning procedures included risk assessment, required communications, fraud and business risk assessment and interviews, understanding and documenting internal control and the financial reporting processes.  In addition to analytical procedures, the following areas were covered:

Cash – obtained subsequent documentation and performed subsequent event procedures

A/R – obtained positive cash receipts evidence and tested opening balances

Inventory – reviewed counting procedures, price and gross profit tested and rolled back items to 12/31/08          balances and tested opening balances

Property – verified existence and documentation for significant additions to property

Intangibles – reviewed third party valuation and company valuation and methodology

Equity – reviewed S/H lists and significant transactions

Income and expense – general analytical procedures, reviewed all legal expenses

Concurrent review sign off and management representation obtained 4/15/09

If you need to discuss this with me or have any additional questions, please contact me directly.

Sincerely,

Randall N. Drake

Randall N. Drake

Randall N. Drake, CPA PA